Exhibit 99.3

NEWS RELEASE

November 28, 2006

(TRADING SYMBOL:  RLD-TSX-V, RLLKF-OTCBB)

In May of 2004, Ripple Lake entered into an Option Agreement with KM Diamond Exploration Ltd. ("KM Diamond"), pursuant to which Ripple Lake was granted an option to acquire a 100% interest in 15 claims, totaling 32,281 acres, known as the Brown Lake property located in Nunavut, approximately 100 kms. northwest of Rankin Inlet.  Felix Kaminsky, the principal of KM Diamond, has acted as Ripple Lake's exploration manager and consultant since June of 2004.  Under Dr. Kaminsky's direction, Ripple Lake spent approximately $1,900,000 during the past three years in exploration work on the Brown Lake property and issued 500,000 shares and paid $170,000 to KM Diamond. Pursuant to the provisions of the Option Agreement, to acquire an 80% interest in the Brown Lake property, Ripple Lake was required to spend $1,225,000 during the 2004 – 2006 period and to issue an additional 200,000 shares to KM Diamond.  To acquire the remaining 20% interest, Ripple Lake is required to issue a final 200,000 shares to KM Diamond.

KM Diamond has given Ripple Lake notice that Ripple Lake is in default under the Option Agreement in that it failed to carry out the required work programs on the Brown Lake property.  Ripple Lake denies the default having spent in excess of the required amount under Dr. Kaminsky’s direction, advice and supervision, and will vigorously defend its position, which is that upon the issuance of an additional 400,000 shares to KM Diamond Ripple Lake will have earned a 100% interest in the Brown Lake property, subject to a 3% royalty in favour of KM Diamond, in respect to which 1% of the 3% royalty may be purchased for $1,000,000, and an additional 1% of the royalty may be purchased for an additional $1,000,000.

On behalf of the Board of Directors

Robert Lipsett
President, CEO and Director

The TSX Venture Exchange does not accept responsibility for the adequacy  or accuracy of this release.